EXHIBIT 99.1

Endeavour Silver Updates Mineral Reserve and Mineral Resource Estimates for its Operating Mines and Development Projects and Reports Initial Mineral Resource Estimate for New Parral Properties

VANCOUVER, British Columbia, Feb. 07, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX:EDR) (NYSE:EXK) reports updated NI 43-101 Mineral Reserve and Resource Estimates for its three operating mines and two development projects and an initial Mineral Resource Estimate for its new Parral Properties, all in Mexico.

2017 Mineral Reserve and Resource Estimate Highlights (Compared to December 31, 2016)

  Silver Proven and Probable Mineral Reserves increased 217% to 33.5 million ounces (oz)
  Gold Proven and Probable Mineral Reserves increased 246% to 315,300 oz
  Silver equivalent Proven and Probable Mineral Reserves increased 228% to 57.1 million oz (75:1 silver:gold ratio)
  Silver Measured and Indicated Mineral Resources decreased 46% to 36.7 million oz
  Gold Measured and Indicated Mineral Resources decreased 35% to 362,900 oz
  Silver equivalent Measured and Indicated Mineral Resources decreased 42% to 63.9 million oz
  Silver Inferred Mineral Resources increased 44% to 53.1 million oz
  Gold Inferred Mineral Resources decreased 12% to 300,800 oz
  Silver equivalent Inferred Mineral Resources increased 22% to 75.7 million oz

Bradford Cooke, CEO of Endeavour, stated, “We enjoyed solid development and exploration success in 2017, more than replacing our Mineral Reserves and growing our silver Mineral Resources.  We also published a Pre-Feasibility Study (“PFS”) for Terronera, a Preliminary Economic Assessment (“PEA”) for El Compas, and an initial silver Mineral Resource Estimate for the new Parral Properties. The substantial growth of our Mineral Reserves and Mineral Resources is a testament to our exploration and acquisition teams.  We now have a strong pipeline of exploration and development projects to drive our next phase of organic growth.

“Looking forward to 2018, we plan to invest US$11.1 million on exploration, the majority of which will target organic growth opportunities, including brownfields targets around our operating mines and development projects and greenfields targets such as Parral. This year, Parral will be our largest exploration expenditure, as we continue testing new silver vein targets and enhance our geological understanding of the historic Mineral Resource areas. At Terronera, we will test the southeast extension of mineralization in the high grade Terronera Vein and drill other vein targets. At El Compas, further testing of the Misie-Karla-Karla HW and Calicanto Veins and new zones will be key priorities.”

2017 Mineral Reserve and Resource Estimate Summaries

Proven and Probable silver and gold Mineral Reserves increased year over year by 217% and 246% respectively to 33.5 million ounces of silver and 315,000 ounces of gold. On a silver equivalent basis, Mineral Reserves totalled 57.1 million ounces (at a silver to gold ratio of 75:1). These significant increases in Mineral Reserves are mainly due to the reclassification of Mineral Resources into Mineral Reserves pursuant to the NI 43-101 Technical Report, Preliminary Feasibility Study for the Terronera Project, Jalisco State Mexico dated May 18, 2017. The PFS Report estimated 4.06 million tonnes of Probable Mineral Reserves grading 207 g/t silver and 1.95 g/t gold containing 27 million silver ounces and 255,000 gold ounces at Terronera. When the Terronera Mineral Reserves are excluded from the new estimate, silver and gold Mineral Reserves at the three mines decreased by 11% and 9% respectively.

Measured and Indicated silver and gold Mineral Resources declined by 46% and 35% respectively to 31.6 million ounces of silver and 312,600 ounces of gold.   The decrease in Measured and Indicated Mineral Resources was mainly the result of conversion into Mineral Reserves at the Terronera project and at the existing operations. When the conversion of Terronera Indicated Mineral Resources to Mineral Reserves are excluded from the Measured and Indicated Mineral Resource Estimate,  Measured and Indicated silver and gold Mineral Resources declined 20% and 14%, respectively at the three mines.

Inferred silver Mineral Resources increased by 44% due to the initial Mineral Resource Estimate for the new Parral Properties. At Parral, forty-one drill holes totalling 11,300 metres were completed, primarily to verify a part of the historic Mineral Resource in the Veta Colorada mine area and to test one of the targets within the Palmilla Mine area.  The initial estimate consists of an Indicated Mineral Resource of 216,000 silver ounces and an Inferred Mineral Resource of 19.2 million silver ounces and 18,100 gold ounces. A Technical Report prepared in accordance with NI 43-101 for the Parral Properties will be completed and filed on SEDAR in March 2018.

Last year, the Company completed an NI 43-101 Technical Report for a Preliminary Economic Assessment for the El Compas Project, Zacatecas State, Mexico dated May 11, 2017.  The Technical Report estimated an initial Mineral Resource of 495,000 silver ounces and 34,900 gold ounces in the Indicated category; and 465,000 silver ounces and 10,600 gold ounces in the Inferred category. The El Compas Mineral Resource is a shallow high grade epithermal vein system that is estimated to provide a robust after tax return on investment (IRR) of 42% (see Endeavour News Release dated March 27, 2017). Due to the positive economics, low initial capital requirements, and management’s experience in having successfully developed similar mines in Mexico, a decision was made to proceed with the mine development in Q3, 2017. The Company expects to reach commercial production at El Compas in July 2018 (see Endeavour News Release dated January 25, 2018).

Mineral Reserve and Resource Estimates at December 31, 2017(1-16)

Silver-Gold Proven and Probable Mineral Reserves
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t	Ag oz	Au oz	Ag Eq oz
Proven
Guanaceví	82,000	224	0.49	261	591,000	1,300	688,500
Bolañitos	154,000	87	2.48	273	431,000	12,300	1,353,500
El Cubo	171,000	184	1.80	319	1,010,000	9,900	1,752,500
Total Proven	407,000	155	1.80	290	2,032,000	23,500	3,794,500
Probable
Guanaceví	224,000	252	0.58	296	1,812,000	4,200	2,127,000
Bolañitos	258,000	86	1.87	226	714,000	15,500	1,876,500
El Cubo	317,000	186	1.68	312	1,894,000	17,100	3,176,500
Terronera	4,061,000	207	1.95	353	27,027,000	255,000	46,152,000
Total Probable	4,860,000	201	1.87	341	31,447,000	291,800	53,332,000
Total P&P	5,267,000	198	1.86	337	33,479,400	315,300	57,126,500

Silver-Gold Measured and Indicated Mineral Resources
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t	Ag oz	Au oz	Ag Eq oz
Measured
Guanaceví	17,000	299	0.38	328	167,000	200	182,000
Bolañitos	31,000	118	2.28	289	118,000	2,300	290,500
El Cubo	207,000	184	2.90	402	1,225,000	19,300	2,672,500
Total Measured	255,000	184	2.66	384	1,510,000	21,800	3,145,000
Indicated
Guanaceví	1,650,000	310	0.80	370	16,449,000	42,400	19,629,000
Bolañitos	763,000	152	1.84	290	3,727,000	45,100	7,109,500
El Cubo	404,000	165	1.98	314	2,143,000	25,700	4,070,500
El Compas	148,000	104	7.31	652	495,000	34,900	3,112,500
Guadalupe y Calvo	1,861,000	119	2.38	298	7,120,000	142,400	17,800,000
Parral (new)	37,000	184	0.27	204	216,000	300	238,500
Total Indicated	4,863,000	193	1.86	332	30,150,000	290,800	51,960,000
Total M&I	5,118,000	192	1.90	335	31,660,000	312,600	55,105,000

Silver-Gold Inferred Mineral Resources
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t	Ag oz	Au oz	Ag Eq oz
Inferred
Guanaceví	761,000	314	0.78	373	7,684,000	19,100	9,116,500
Bolañitos	945,000	150	1.95	296	4,556,000	59,200	8,996,000
El Cubo	1,100,000	143	2.07	298	5,058,000	73,200	10,548,000
Terronera	1,174,000	288	1.16	375	10,848,000	43,700	14,125,500
El Compas	217,000	76	5.38	480	530,000	37,500	3,342,500
Guadalupe y Calvo	154,000	94	2.14	255	465,000	10,600	1,260,000
Parral (new)	2,283,000	262	0.25	281	19,215,000	18,100	20,572,500
Total Inferred	6,634,000	227	1.23	319	48,356,000	261,400	67,961,000

Silver-Gold-Lead-Zinc Mineral Resources
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t(1)	Ag oz	Au oz	Ag Eq oz(1)	Pb%	Zn%
Indicated
Guanacevi	363,000	208	0.26	302	2,420,500	3,100	2,653,000	0.78	1.32
Parral (Cometa)	1,631,000	49	0.90	117	2,589,900	47,200	6,129,900	2.87	2.86
Total Indicated	1,994,000	78	0.78	151	5,010,400	50,300	8,782,900	2.49	2.58
Inferred
Guanacevi	488,000	132	0.16	293	2,076,000	2,500	2,263,500	1.36	2.54
Parral (Cometa)	1,303,000	63	0.88	129	2,658,900	36,900	5,426,400	2.55	2.28
Total Inferred	1,791,000	82	0.68	174	4,734,900	39,400	7,689,900	2.23	2.35

Notes:

  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any or all part of the Mineral Resources will be converted into Mineral Reserves. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
  The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
  The Mineral Resources in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
  Mineral Resources are exclusive of and in addition to Mineral Reserves.
  Mineral Resource and Mineral Reserve cut-off grades are based on a 202 g/t silver equivalent for Guanaceví, 158 g/t silver equivalent for Bolañitos, 152 g/t silver equivalent for Villalpando Ascuncion ore zone of El Cubo and 218 g/t silver equivalent for Santa Cecilia ore zone of El Cubo, and 150 g/t silver equivalent for Terronera,  El Compas, Guadalupe y Calvo and Parral Properties.
  Metallurgical recoveries were 83.0% silver and 85.0% gold for Guanaceví, 84.3% silver and 87.7% gold for Bolañitos, and 87.0% silver and 86.7% gold for El Cubo.
  Mining recoveries of 92% were applied for Mineral Reserve Estimate calculations.
  Minimum mining widths were 0.8 metres for Mineral Reserve Estimate calculations.
  Dilution factors for Mineral Reserve Estimate calculations averaged 26% for Guanaceví, 28% for Bolañitos, and 35% for El Cubo. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill mining and 30% for long hole mining at Guanaceví, 28% and Bolañitos and 54% for long mining at El Cubo.
  Silver equivalent grades are based on a 75:1 silver:gold ratio and calculated including only silver and gold.
  Inferred Mineral Resources for Terronera includes the Terronera and Real Alto Area (Animas-Los Negros, El Tajo & Real veins).
  The La Colorada structure (Parral) does not contain gold on an economic scale.
  Price assumptions for Guanaceví, Bolañitos and El Cubo are US$17.26/oz for silver, US$1,232/oz for gold, US$0.82/lb for lead and US$0.90/lb for zinc.
  Price assumptions for Terronera are US$18/oz for silver, US$1,250/oz for gold.
  Price assumptions for El Compas are US$18/oz for silver, US$1,225/oz for gold.
  Figures in the tables are rounded to reflect estimate precision; small differences generated by rounding are not material to the estimates.

Godfrey Walton, M.Sc., P.Geo., President and COO of Endeavour, is the Qualified Person who reviewed and approved the technical information contained in these Mineral Reserve and Resource Estimates. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

The Mineral Resource Estimates for Terronera, El Compas and Parral were undertaken by Independent Qualified Persons Eugene Puritch, P.Eng., FEC, CET, Yungang Wu, P.Geo., and David Burga, P.Geo of P&E Mining Consultants Inc. Mr. Puritch has reviewed and approved the technical content of this press release with respect to the Terronera vein area, El Compas and new Parral.

The Cometa property in Parral which is part of the Lead-Zinc portion of the table is based on a Technical report titled NI 43-101 Technical Report audit of the Mineral Resource Estimate for the Parral Project, Chuhuahua State, Mexico and filed Dec 15, 2010 and authored by William Lewis, B.Sc., Charley Z. Murahwi M.Sc. MAusIMM and Dibya Kanti Mukhopadhyay M.Sc. MAusIMM. This report is separate from the Parral Properties described by P&E Mining Consultants Inc.

The resources on the veins (Animas-Negros, Tajo and Real) from the Terronera property were estimated as part of a 43-101 report authored by Michael J. Munroe dated March 27th 2014 and titled NI 43-101 Technical Report audit of the Mineral Resource estimate for the San Sebastian Project, Jalisco State, Mexico.  The San Sebastian project was renamed the Terronera project.

About Endeavour – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting a 20% increase in production to 10.2-11.2 million oz silver equivalent in 2018. Endeavour has a compelling pipeline of exploration and development projects to facilitate its goal to become a premier senior silver producer.  The Company’s fourth mine,  El Compas in Zacatecas state, will be in production this year and the Terronera Project in Jalisco state is awaiting final permits and a production decision to become Endeavour’s fifth producing mine. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018, Mineral Resource and Reserve Estimates, and the timing and results of various future activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; the reliability of Mineral Resource and Reserve Estimates risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the reliability of Mineral Resource and Reserve Estimates, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.